
KUSH
K L U B S

JP Fatta · 3rd

Chief Executive Officer at Kush Klubs - A High Manor Enterprises LLC Company

Los Angeles, California, United States · Contact info

500+ connections

Kush Klubs - A High Manor Enterprises LLC Company

Florida Atlantic University

Experience

Chief Executive Officer
Kush Klubs - A High Manor Enterprises LLC Company · Full-time
Aug 2018 – Present · 3 yrs 3 mos
Greater Los Angeles Area

Partner
StreaMe.com
Jun 2016 – Present · 5 yrs 5 mos
Los Angeles, California

StreaMe is a technology and entertainment company that has partnered with elite Hollywood filmmakers and other top-level industry insiders to launch the first invite-only, self-managed streaming platform.
StreaMe provides studios, broadcast networks, independent publishers and celebr ...see more

Founder and Partner
Showpitch
2011 – Present · 10 yrs
Miami, LA, New York

A Digital Media / Entertainment / Technology Company focused on disintermediation of the entertainment industry by developing and deploying technological insights and supportive services.

Co-Founder and Chairman
The Alarm Band, LLC
2010 – Present · 11 yrs
Naples, Florida Area

Co-Invented a proprietary and patent pending technology for a Portable Physiological Data Monitoring Device.

Partner
Outside The Box Marketing LLC
2006 – 2010 · 4 yrs
Naples, Florida Area

Headed Small Business Development division of Company responsible for assisting over 250 small to mid size businesses in start-up, growth, expansion, and implementation of their Corporate Vision.

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Education

Florida Atlantic University
Bachelor of Business Administration (B.B.A.), Business, Management, Marketing, and Related Support Services
1994 – 1995

University of Miami
1990 – 1994

Franciscan University of Steubenville
Business, Management, Marketing, and Related Support Services
1993 – 1993